                                                                    Exhibit 11.1

                                THE JPM COMPANY
                       COMPUTATION OF EARNINGS PER SHARE



                                                                 Year Ended
                                                             September 30, 1996
                                 (dollars in thousands, except per share amounts)
Net income                                                       $    2,775
Cumulative Preferred Stock dividends                                   (140)
Undeclared participating preferred stock dividends (1)                  (36)
Increase to net income from reduced interest expense from the
  assumed conversion of Series B debentures (2)                           7
Reduction in net income due to excess of the redemption value
  over the stated value of Preferred Stock (3)                         (167)
                                                                 ----------
Adjusted net income applicable to Common Stock                   $    2,439
                                                                 ==========

Net income per common share                                      $      .50
                                                                 ==========

Common shares outstanding beginning of period                     3,489,000
Weighted average common shares issued                             1,036,053
Effect of stock options outstanding                                 262,523
Effect of convertible debt issued and stock options granted
  considered "cheap stock" (4)                                      104,846
                                                                 ----------
Weighted average common shares outstanding                        4,892,422
                                                                 ==========

(1) Represents a reduction of net income to the extent of all possible participating dividends on Preferred Stock. See Note 10 to the Consolidated Financial Statements of the Company.

(2) Gives effect to the reduction of interest expense related to the Debenture Conversion as if the loans were converted on October 1, 1994.

(3) Gives effect to a reduction in net income applicable to Common Stock as a result of the assumed exchange and redemption of Preferred Stock on the first day of the period, representing the excess of the redemption value over the stated value of the Preferred Stock

(4) Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock equivalents related to stock options granted and convertible debt issued with exercise prices below the anticipated initial public offering price of $7.50 per share in the twelve months preceding the initial filing were included as if outstanding for all periods prior to April 30, 1996.


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